Exhibit 16.1

June 10, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated June 10, 2008, of Dyadic International, Inc. and are in agreement with the statements contained in the paragraphs one, three, four, five, six, seven (b), seven (d), seven (e) and eight on pages two and three therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP